Exhibit 99.1

SIGMA LITHIUM SHIPS 22,000 TONNES OF LITHIUM CONCENTRATE: GLENCORE PREPAID 50% AT PREMIUM PRICES

HIGHLIGHTS

•	Sigma Lithium announces that it is completing the loading of 22,000 tonnes of Quintuple Zero Green Lithium to Glencore at the Port of Vitoria tonight.

•	Glencore has prepaid 50% for the shipment of Sigma's Quintuple Zero Green Lithium concentrate at a provisional premium price of 7.5% of the quoted LME/Fastmarkets lithium hydroxide price (average China, Japan, South Korea).

•	This shipment demonstrates the consistent performance of Sigma Lithium's Greentech Plant achieving annualized nameplate capacity of 270,000 tonnes of Quintuple Zero Green Lithium.

•	Sigma Lithium has been producing Quintuple Zero Green Lithium as a result of having effectively lowered its carbon footprint with a series of pioneering initiatives, paving the way forward for the battery materials sector, as follows:

o	Zero Net Carbon (neutrality achieved through Amazon Rainforest VERRA Carbon Credits)

o	Zero Use of Coal Based Power

o	Zero Tailings Dams

o	Zero Utilization of Potable Water

o	Zero Use of Hazardous Chemicals

São Paulo, Brazil – (February 05, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, announces it has completed loading its sixth shipment of concentrate, totalling 22,000 tonnes, at the Port of Vitoria.

Glencore AG has prepaid 50% of the sixth shipment’s value. This prepayment reflects premium pricing at a 7.5% provisional price of lithium hydroxide at LME (average China, Japan, South Korea) for the Company’s unique Quintuple Zero Green Lithium concentrate (“Quintuple Zero Green Lithium“). The shipment is part of a commercial distribution and marketing agreement with Glencore that aims to build a low carbon, environmentally and socially sustainable global lithium supply chain for electric vehicles.

Keith Prentice, Co-General Manager commented: “Our Greentech Plant reached 270,000 tonnes of annualized nameplate capacity just a few months ago and has already managed to achieve the production consistency and cadence delivered only by large scale producers.”

Catarina Noci, Commerical Director commented: “Sigma Lithium is the newest entrant in a highly competitive global lithium market. Our significant commercial success is a result of the unique technical properties of our lithium concentrate including high purity and coarseness.”

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Sigma Lithium has managed to industrialize a unique Quintuple Zero Green Lithium, recognized at COP28 as the most sustainable lithium in the world:

•	Zero Net Carbon: First large-scale producer in the lithium industry to achieve carbon neutrality.

•	Zero Coal Power at Greentech Plant: 100% renewable power.

•	Zero Tailings Dams: 100% dry stacked tailings.

•	Zero Utilization of Potable Water: Sewage treatment for solid fecal residues for Greentech plant inbound water.

•	Zero Use of Hazardous Chemicals in manufacturing process of lithium concentrate.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Quintuple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Quintuple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Quintuple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" updated January 18, 2024, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc; and Iran Zan, MAIG, Sigma Lithium.The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

The Amended and Restated Technical Report from January 18, 2024 shows a Consolidated Mineral Resource on the Grota do Cirilo property of 94.3Mt of Measured and Indicated Resources at a grade of 1.40% Li2O and Inferred Resources of 14.6Mt also at a grade of 1.37% Li2O.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Jamie Flegg, Director, Business Development
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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